Fortuna drills step-out hole of 3.5 kg/t Ag and 15 g/t Au over a true width of 3.7 meters at Trinidad North

January 21, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce results for step-out drilling of the Trinidad North discovery located contiguous with the San Jose Mine in Oaxaca, Mexico. Assay results are presented for eight drill holes completed in the fourth quarter of 2013 confirming the continuation of the high-grade Trinidad North zone over a further 200 meter strike extension beyond the limits of existing Inferred Resources. The mineralization remains open to the north and to depth as well as vertically above the 1200 meter level.

Highlights of Step-out Drilling

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SJOM-331

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605 g/t Ag and 3.59 g/t Au (820 g/t Ag Eq) over estimated true width of 10.3 m

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SJOM-334

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233 g/t Ag and 2.31 g/t Au (371 g/t Ag Eq) over estimated true width of 6.5 m

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SJOM-335

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3,511 g/t Ag and 15.04 g/t Au (4,413 g/t Ag Eq) over estimated true width of 3.7 m, and

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474 g/t Ag and 2.54 g/t Au ( 626 g/t Ag Eq) over estimated true width of 9.1 m

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SJOM-336

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124 g/t Ag and 0.97 g/t Au (182 g/t Ag Eq) over estimated true width of 13.4 m, and

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368 g/t Ag and 1.80 g/t Au ( 476 g/t Ag Eq) over estimated true width of 5.5 m

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of Feb. 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013. At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North are estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au. Resource estimates at higher cutoff grades were also presented and the reader is referred to the October 17, 2013 news release for additional information. Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 and is being carried out from two underground drill stations located at the 1300 meter level. Through December 2013, eight step-out drill holes were completed in the Trinidad North Extension, a 200 meter strike extension beyond the existing resource boundary at Trinidad North.

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “High-grade silver-gold mineralization over wide vein widths is a hallmark of the Trinidad North system and the step-out drilling has confirmed the continuation of a robust mineralized system over a further 200 meter strike extension. Mineralization is present in two sub-parallel vein systems (Bonanza Vein and Trinidad Vein) and locally in the form of stockwork zones between the two structures. The high-grade silver-gold mineralization intercepted in the northernmost and deepest drill hole, SJOM-335, is a strong indicator of the robust nature of the mineralization and that the potential for further extension of the system to the north and to depth remains high. Stockwork and vein mineralization intercepted in drill hole SJOM-336 at an elevation of 1200 meters is also highly encouraging, indicating potential for expansion of the mineralized zone vertically above the 1200 meter level.”

Assay Results for Principal Mineralized Intervals – Trinidad North Extension

Hole_Id	From (m)	To (m)	Int (m)	Est True Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)*
SJOM-329**	271.60	273.45	1.85	1.0	1,509	7.77	11,192	12,077	747	1,975
	305.50	314.50	9.00	5.3	904	8.60	723	1,279	91	1,420
	329.15	342.10	12.95	7.5	402	3.42	3,806	6,731	501	607
SJOM-330**	346.85	347.70	0.85	0.4	500	3.46	1,440	6,130	60	708
	386.70	396.00	9.30	4.4	288	1.76	462	832	80	393
	402.80	411.50	8.70	4.1	347	2.48	2,516	4,454	269	496
SJOM-331	242.50	255.35	12.85	10.3	605	3.59	441	855	75	820
	281.35	284.85	3.50	2.8	730	4.13	1,353	3,585	162	978
SJOM-332	408.30	409.30	1.00	0.4	65	0.33	4,070	10,500	1,320	85
	444.80	447.05	2.25	1.1	219	1.04	726	1,535	166	282
SJOM-333	339.65	344.00	4.35	2.8	342	1.67	712	1,328	106	442
SJOM-334	268.40	277.95	9.55	6.5	233	2.31	49	74	25	371
	316.40	318.00	1.60	1.0	79	0.48	185	451	11	108
SJOM-335	419.00	425.30	6.30	3.7	3,511	15.04	4,583	10,063	719	4,413
Including	420.05	421.70	1.65	1.0	12,249	51.89	14,362	31,633	2,469	15,363
	439.20	454.70	15.50	9.1	474	2.54	1,286	2,771	124	626
	495.50	498.00	2.50	1.5	151	0.76	776	1,641	75	197
SJOM-336	175.25	177.50	2.25	2.1	104	0.55	312	546	17	137
	181.70	187.10	5.40	4.6	101	0.58	44	83	9	136
	191.30	207.20	15.90	13.4	124	0.97	209	438	17	182
	214.55	220.40	5.85	5.5	368	1.80	1,061	2,023	88	476

*Interval averages calculated at cutoff of 70 g/t Ag Eq with Ag Eq values estimated at Au:Ag ratio of 60 based on assumed metal prices of US$1200/oz for gold and US$20/oz for silver and metallurgical recoveries of 89% for both gold and silver

**Previously reported, see Fortuna Silver Mines news release of Nov. 25, 2013

Trinidad North Exploration and Resource Delineation

Exploration drilling at Trinidad North continues with two drill rigs from existing underground drilling stations with the objectives of extending the mineralization in open directions and the delineation of new mineral resources for incorporation into the resource update scheduled for the second half of 2014. An extension of the crosscut at the 1300 meter level is planned for completion by June of 2014 to facilitate the exploration of a further 300 meter extension of the mineralized system for a total of 500 meters from the northern limit of existing Inferred Resources.

Longitudinal sections for the Bonanza and Trinidad veins showing the location of the step-out drill hole results relative to the Trinidad North maiden resource area are available at the following link:

http://www.fortunasilver.com/i/pdf/map/TrinidadNorthExtensionLongitudinalSections_JAN2014.pdf.

San Jose Mine, Mexico

The expansion of the San Jose processing plant capacity to 1,800 tpd was successfully completed in September of 2013. Expansion of the processing plant capacity to 2,000 tpd by the start of the second quarter of 2014 is currently in-process. Production guidance for 2014 is for the processing of 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au, resulting in the estimated production of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

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Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.